Filed by Microsemi Corporation

pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: PMC-Sierra Inc.

Commission File No: 000-19084

MICROSEMI FINANCIAL CONTACT: John W. Hohener

Executive Vice President and CFO

Phone: (949) 380-6100

MICROSEMI INVESTOR CONTACT: Robert C. Adams

Vice President of Corporate Development

Phone: (949) 380-6100

Microsemi Corporation Reiterates its Superior $11.88 Per Share Cash and Stock
Bid for PMC-Sierra, Inc.

ALISO VIEJO, Calif.―Nov. 2, 2015―Microsemi Corporation (Nasdaq: MSCC), a leading provider of semiconductor solutions differentiated by power, security, reliability and performance, today announced it is disappointed the PMC-Sierra board of directors has chosen not to deem its $11.88 per share bid a Superior Proposal. Microsemi’s acquisition proposal would provide PMC shareholders $9.04 in cash and 0.0771x of a Microsemi common share for each PMC common share held at the close of the transaction. The implied enterprise value is $2.3 billion, net of PMC’s net cash balance as of Sept. 27, 2015.

A PMC-Sierra press release issued yesterday suggested the stock portion of Microsemi’s bid was the reason its proposal was not deemed to be a Superior Proposal by PMC’s board. Microsemi highlights that less than one-quarter of its merger consideration is in the form of stock. Since its Oct. 19 press release and conference call discussing Microsemi’s interest to acquire PMC, Microsemi has been transparent with its shareholders regarding the strategic and financial benefits of the transaction as well as the nature and structure of the financing. The current trading price of Microsemi’s shares reflects the market’s understanding of and appreciation for the merits of a combination of Microsemi with PMC.

In response to the PMC board’s position with respect to the stock portion of the merger consideration, contemplated in Microsemi’s acquisition proposal, the company notes the following:

•	Capital markets are inherently volatile, but Microsemi has executed in that market environment over the last five years and delivered superior returns, with less overall business volatility due to its unique end market mix.

•	Microsemi is followed by 11 sellside analysts that maintain an average price target of $42.18 per share, a 16 percent increase over where the stock closed today, Nov. 2, 2015.

•	Microsemi has seen a 17 percent appreciation since the beginning of September due to investor focus on Microsemi’s uniquely diversified, defensible market position. The company feels this is also due to the execution it has delivered in growing its portfolio of products and realizing leverage of scale in its business. Microsemi further believes its stock has appreciated as a result of previously disclosed record bookings, backlog and revenue levels.

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•	Microsemi has explained the leverage the company will have pro forma for the acquisition of PMC and has conveyed its ability to aggressively pay down this debt level and grow EBITDA. At close, it is expected to have a total debt to trailing pro forma EBITDA of 4.5x, achieving 3.5x in 12 months and 3.0x in 18 months. This is based on its ability to execute on its current business, deliver the synergies identified, and generate strong cash flow.

•	Microsemi has an impressive track record of delivering value for its shareholders in acquiring 12 companies since the beginning of fiscal year 2010 and growing its EBITDA at a 22 percent CAGR over that time.

With respect to timing and deal certainty, Microsemi believes its proposal is clearly more attractive than the alternative with Skyworks:

•	Microsemi has completed the acquisition of seven public companies since 2006. On average, the company has closed these transactions 40 days after entering into a definitive merger agreement.

•	In contrast, Skyworks has completed the acquisition of one public company, Advanced Analogic Technologies, Inc. (“AATI”), over the past 10 years. That transaction required regulatory approval in Korea but not in China (as would its acquisition of PMC) and ultimately closed more than seven and a half months after it was announced. During the interim period between sign and close, Skyworks accused AATI of breaching its merger agreement, entered into arbitration in the Chancery Court of Delaware and ultimately reduced the consideration to AATI’s shareholders versus what had been agreed to at announcement.

•	Based on Microsemi’s proposed exchange offer structure, the company believes it would be in a position to close on the acquisition of PMC approximately two months after it signs a merger agreement.

“We reiterate our proposal offers superior value to PMC’s shareholders, and Microsemi is uniquely positioned to realize significant synergies,” said James J. Peterson, Microsemi’s chairman and CEO. “Our offer is more strategic, offers more speed and certainty in terms of the closing approval process, and delivers a higher per share price than the Skyworks offer. Shareholders receive cash now as well as the opportunity to participate in the significant upside potential of a global analog and mixed-signal leader with a highly diversified platform for growth and profitability. While the PMC board has chosen to determine that our proposal is not superior, we hope that the PMC shareholders will express their concern over this decision as well as the board’s decision to raise the break-up fee with Skyworks by more than 26 percent, a move which is clearly not in the shareholders’ best interest.”

Microsemi looks forward to updating shareholders on Thursday, Nov. 5, 2015 at 4:45 p.m. EST with its quarterly earnings call where it will report on the company’s fiscal 2015 fourth quarter, its fiscal 2015 full year results, and its outlook for its fiscal 2016 first quarter.

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About Microsemi

Microsemi Corporation (Nasdaq: MSCC) offers a comprehensive portfolio of semiconductor and system solutions for communications, defense & security, aerospace and industrial markets. Products include high-performance and radiation-hardened analog mixed-signal integrated circuits, FPGAs, SoCs and ASICs; power management products; timing and synchronization devices and precise time solutions, setting the world's standard for time; voice processing devices; RF solutions; discrete components; security technologies and scalable anti-tamper products; Ethernet solutions; Power-over-Ethernet ICs and midspans; as well as custom design capabilities and services. Microsemi is headquartered in Aliso Viejo, Calif., and has approximately 3,600 employees globally.

Microsemi and the Microsemi logo are registered trademarks or service marks of Microsemi Corporation and/or its affiliates. Third-party trademarks and service marks mentioned herein are the property of their respective owners.

Cautionary Note Concerning Forward-Looking Statements

This release contains forward-looking statements based on current expectations or beliefs, as well as a number of assumptions about future events, and these statements are subject to factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The reader is cautioned not to put undue reliance on these forward-looking statements, which are not a guarantee of future performance and are subject to a number of uncertainties and other factors, many of which are outside the control of Microsemi. The forward-looking statements in this release address a variety of subjects including, for example, statements regarding Microsemi’s offer to acquire PMC-Sierra Inc. (“PMC”), its financing and the expected timing of the proposed transaction, the potential benefits of the acquisition (including the potentially accretive and synergistic benefits), Microsemi’s expected future performance (including expected results of operations and financial guidance), and the combined company’s future financial condition, operating results, strategy and plans. Statements including words such as “believes,” “expects,” “anticipates,” “intends,” “estimates,” “plan,” “will,” “may,” “look forward,” “intend,” “guidance,” “future” or similar expressions are forward-looking statements. Potential risks and uncertainties include, but are not limited to, such factors as the ultimate outcome of any possible transaction between Microsemi and PMC, including the possibilities that Microsemi will not pursue a transaction with PMC or that PMC will reject a transaction with Microsemi; if a transaction between Microsemi and PMC were to occur, the ultimate outcome and results of integrating the operations of Microsemi and PMC, the ultimate outcome of Microsemi’s operating strategy applied to PMC and the ultimate ability to realize synergies; the effects of the business combination of Microsemi and PMC, including the combined company’s future financial condition, operating results, strategy and plans; negative or worsening worldwide economic conditions or market instability; downturns in the highly cyclical semiconductor industry; our ability to successfully implement our acquisitions strategy or integrate other acquired companies; uncertainty as to the future profitability of acquired businesses, and delays in the realization of, or the failure to realize, any accretion from acquisition transactions; acquiring, managing and integrating new operations, businesses or assets, and the associated diversion of management attention or other related costs or difficulties; Microsemi's reliance on government contracts for a significant portion of its sales, including impacts of any termination or renegotiation of such contracts, uncertainties of governmental appropriations and national defense policies and priorities and effects of any past or future government shutdowns; risks related to the company's international operations and sales, including political instability, trade restrictions and sanctions, restrictions in the transfer or repatriation of funds, currency fluctuations and availability of transportation

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services; potential non-realization of expected orders or non-realization of backlog; failure to make sales indicated by the company's book-to-bill ratio; intense competition in the semiconductor industry and resultant downward price pressure; the effect of events such as natural disasters and related disruptions on our operations; the concentration of the factories that service the semiconductor industry; delays in beginning production, implementing production techniques, resolving problems associated with technical equipment malfunctions, or issues related to government or customer qualification of facilities; our dependence on third parties for key functions; increases in the costs of credit and the availability of credit or additional capital only under more restrictive conditions or not at all; changes to laws or regulations; unanticipated changes in Microsemi's tax obligations, results of tax examinations or exposure to additional income tax liabilities; changes in generally accepted accounting principles; principal, liquidity and counterparty risks related to Microsemi's holdings in securities; inability to develop new technologies and products to satisfy changes in customer demand or the development by the company's competitors of products that decrease the demand for Microsemi's products; unfavorable or declining conditions in end markets; inability of Microsemi's compound semiconductor products to compete successfully with silicon-based products; production delays related to new compound semiconductors; variability of the company's manufacturing yields; potential effects of system outages; inability by Microsemi to fulfill customer demand and resulting loss of customers; variations in customer order preferences; difficulties foreseeing future demand; rises in inventory levels and inventory obsolescence; environmental or other regulatory matters or litigation, or any matters involving contingent liabilities or other claims; the uncertainty of litigation, the costs and expenses of litigation, the potential material adverse effect litigation could have on Microsemi's business and results of operations if an adverse determination in litigation is made, and the time and attention required of management to attend to litigation; difficulties in determining the scope of, and procuring and maintaining, adequate insurance coverage; difficulties and costs of protecting patents and other proprietary rights; the hiring and retention of qualified personnel in a competitive labor market; any circumstances that adversely impact the end markets of acquired businesses; and difficulties in closing or disposing of operations or assets or transferring work, assets or inventory from one plant to another. In addition to these factors and any other factors mentioned elsewhere in this news release, the reader should refer as well to the factors, uncertainties or risks identified in Microsemi's most recent Form 10-K and any subsequent Form 10-Q reports filed by Microsemi with the SEC. Additional risk factors may be identified from time to time in Microsemi's future filings. The forward-looking statements included in this release speak only as of the date hereof, and Microsemi does not undertake any obligation to update these forward-looking statements to reflect subsequent events or circumstances.

Guidance is provided only on a non-GAAP basis due to the inherent difficulty of forecasting the timing or amount of certain items that have been excluded from the forward-looking non-GAAP measures, and a reconciliation to the comparable GAAP guidance has not been provided because certain factors that are materially significant to Microsemi's ability to estimate the excluded items are not accessible or estimable on a forward-looking basis.

Additional Information and Where to Find It

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. This communication relates to a proposal which Microsemi Corporation (“Microsemi”) has made for a business combination transaction with PMC-Sierra Inc. (“PMC”). In furtherance of this proposal and subject to future developments, Microsemi (and, if a negotiated transaction is agreed to, PMC) may file one or more registration statements, prospectuses, proxy statements or other documents with the U.S. Securities and

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Exchange Commission (“SEC”). This communication is not a substitute for any registration statement, prospectus, proxy statement or other document Microsemi and/or PMC may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF MICROSEMI AND PMC ARE URGED TO READ THE REGISTRATION STATEMENT, PROSPECTUS, PROXY STATEMENT AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Any definitive proxy statement (if and when available) will be mailed to stockholders of PMC. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by Microsemi through the web site maintained by the SEC at http://www.sec.gov.

Certain Information Regarding Participants

Microsemi and certain of its directors and executive officers may be deemed to be participants in any solicitation with respect to the proposed transaction under the rules of the SEC. Security holders may obtain information regarding the names and interests of Microsemi’s directors and executive officers Microsemi’s Annual Report on Form 10-K for the year ended September 28, 2014, which was filed with the SEC on November 13, 2014, and Microsemi’s proxy statement for the 2015 Annual Meeting of Shareholders, which was filed with the SEC on December 19, 2014. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of these participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will also be included in any proxy statement and other relevant materials to be filed with the SEC if and when they become available.

Source: Microsemi Corporation

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